

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2015

Via E-mail
Norman Matthews
Chairman of the Board
The Children's Place
500 Plaza Drive
Secaucus, New Jersey 07094

Re: The Children's Place, Inc.
**   Preliminary Proxy Statement filed on Schedule 14A**
**   PREC14A filing made on April 13th, 2015 by The Children's Place, Inc.**
**   File Number: 000-23071**

Dear Mr. Matthews,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on April 13, 2015

Letter to Stockholders

1. Rule 14a-6(e)(1) requires that the cautionary language appearing in capitalized typeface in the color Red to be placed upon the proxy statement. Rule 14a-101 specifies the disclosure requirements for the proxy statement, and the cover letter to stockholders is not included therein as a required disclosure. Please revise the proxy statement to include the disclosure required by Rule 14a-6(e)(1), or advise.

2. Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, this statement appears at page one of the preliminary proxy statement and the bottom of the cover letter to stockholders as distinguished from the preliminary proxy statement itself. Please revise or advise.

The Children's Place, Inc.
c/o Mr. Norman Matthews
April 16, 2015
P a g e | **2**

Board Nominees, page 12

3. Advise us, with a view toward revised disclosure, whether each of the director nominees has consented to being named in the proxy statement and to serve if elected. The disclosure appearing in the penultimate paragraph at page 62 does not fulfill this requirement. See Rule 14a-4(d)(1) and (d)(4) of Regulation 14A.

Stock Ownership, page 58

4. Advise us, with a view toward revised disclosure, why the presentation of the beneficial ownership information has been introduced "substantially in the [same] tabular form" as specified by Item 403 of Regulation S-K.

Proposal Three: Advisory Vote on named Executive Compensation ("Say on Pay"), page 64

5. Disclose the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur, or advise. See Item 24 of Schedule 14A.

Miscellaneous Information Regarding Participants, page 71

6. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Form of Proxy

7. Please clearly mark the form of proxy as preliminary. See Exchange Act Rule 14a-6(e)(1).

8. As discussed by telephone on April 15th, 2015, please confirm that the form of proxy will include all of the disclosures relating to the use of the discretionary authority permitted by Rule 14a-4(b) and ensure that the disclosure within the form of proxy regarding the use of such discretionary authority is consistent with that appearing in the proxy statement.

9. We noticed the disclosures relating to the fact that an executed proxy specifically does not empower the Proxy Committee to vote in their discretion on "any other matters that may properly come before the meeting." Please confirm for us that the registrant does not plan to have its Proxy Committee use the discretionary authority available under Rule 14a-4(c). To the extent that upon further review, the registrant does intend for its Proxy Committee to have the option of using this discretionary authority, please qualify the scope of such discretionary authority granted by citing to Rule 14a-4(c) and providing the disclosure required by Rule 14a-4(c)(1).

The Children's Place, Inc.
c/o Mr. Norman Matthews
April 16, 2015
P a g e | **3**

10. The Notice of Annual Meeting of Stockholders includes four meeting purposes, the last of which is to consider "and act upon other business…" This disclosure needs to be reconciled with the outcome of the registrant's determination with respect comment nine above.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its participants in the solicitation are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:
Robert B. Schumer, Esq.
Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP